UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form 11-K
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Keyuan Petrochemicals, Inc.

Former name if applicable

Address of principal executive office	Qingshi Industrial Park, Ningbo Economic & Technological Development Zone

City, state and zip code	Ningbo, Zhejiang Province, P.R. China 315803

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

In connection with the Registrant’s financial statements as at December 31, 2010 and for the fiscal year then ended, issues were raised by the Registrant’s independent auditor, primarily relating to unexplained issues regarding certain cash transactions and recorded sales. The independent auditor reported these issues to the Registrant’s Audit Committee.  The Registrant’s Audit Committee has engaged independent legal counsel and commenced an investigation of the issues raised by the Registrant’s auditors.  Inasmuch as completion of Registrant’s 2010 financial statements is dependent, following completion of the Audit Committee’s investigation, upon a satisfactory resolution of the issues raised and any other matters that may come to light as a result of further audit procedures, the Registrant was not able to complete its Form 10-K Annual Report by March 31, 2011.  Although the Registrant believes that the Audit Committee shall undertake to complete its investigation as soon as practicable, and the Registrant shall use its best efforts to file the Annual Report by April 15, 2011, there can be no assurance that it will be able to do so by such date.

PART IV
OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Angela Li	(011-86-574)	8623-2904
(Name)	(Area Code)	(Telephone Number

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes      ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth above, the Registrant’s Audit Committee is conducting an investigation of the above referenced issues raised by the Registrant’s independent auditors during their audit of the financial statements to be included in the subject Annual Report.  The investigation has just commenced and no conclusions have been reached by the Registrant’s Audit Committee.  As it is possible that the issues raised may either result in material changes or restatements of the Registrant’s financial statements previously filed, or be resolved to the satisfaction of both the Audit Committee and the auditors, at this time, the Registrant cannot estimate the type of or amount of change that may occur in connection with the audit of its 2010 financial statements or any financial statements previously filed.

Keyuan Petrochemicals, Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Keyuan Petrochemicals, Inc.

Date: April 1, 2011	By:	/s/ Chunfeng Tao
Chunfeng Tao
Chief Executive Officer